

Mail Stop 6010

May 16, 2008

VIA U.S. MAIL and FACSIMILE (510) 438-4793

Wilson W. Cheung
Chief Financial Officer
AXT, Inc.
4281 Technology Drive
Fremont, California   94538

> **RE: AXT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **File No. 000-24085**

Dear Mr. Cheung:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements, page 55

Note 6. Investments in Privately-held Companies, page 73

1.   We see that during 2006 you gave 5% of your ownership interest of Ji Ya and Jin
        Mei to members of their management upon fulfillment of working there for three
        years. Please tell us and revise future filings to discuss how you accounted for
        and valued the transfer of ownership.

2.   We note that "[n]et income recorded from [y]our investments was $3.5 million,
        $1.8 million, and $1.1 million, for the years ended December 31, 2007, 2006, and
        2005, respectively." Please tell us and disclose in future filings where you
        include your equity earnings from these investments in your statements of
        operations. Please also tell us how you considered Rule 3-09 of Regulation S-X
        for your investments accounted for under the equity method of accounting.
        Provide numerical support for your conclusion.

Note 15. Segment Information and Foreign Operations, page 81

3.   We see from page 38 that revenue from the sales of raw materials by your
        consolidated joint ventures was $13.8 million in 2007 or 24% of revenues. We
        also see that you expect to continue to expand your raw materials sales efforts.
        Please tell us how you considered whether the joint ventures that sell raw
        materials are a separate operating segment under SFAS 131.

4.   As a related matter, we note that you aggregate segments under SFAS 131.
        Please tell us the operating segments that are aggregated and how you considered
        all of the criteria of paragraph 17 of SFAS 131.

Exhibits 31.1. and 31.2

5.   We note that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K
        which refers to internal control over financial reporting. Please file an
        abbreviated amendment to the Form 10-K that includes a cover page, explanatory
        note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note
        that you should also comply with any applicable futures comments in the
        abbreviated amendment.

6. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We also note that you replaced the word 'are' with the word 'am' in paragraph 4 of the certification. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title and the wording in the certification should be consistent with Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Exhibits 31.1. and 31.2

7. We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K which refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that you should also comply with any applicable futures comments in the abbreviated amendment.

8. We note the following:

    ·   You replaced the punctuation ';' with a period (.) at the end of paragraph 4(b) of the certification.
    ·   You deleted the phrase '(the registrant's fourth fiscal quarter in the case of an annual report)' in paragraph 4(d) of the certification.
    ·   You deleted the phrase '(or persons performing the equivalent functions)' in paragraph 5 of the certification.

    In future filings, please include a certification that is consistent with Item 601(b)(31)(i) of Regulation S-K.

    As appropriate, please amend your Form 10-K and Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant